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                                                        OMB Number......32350145
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                        (Amendment No. ______________)*


                      California Culinary Academy Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 129905 10 5
--------------------------------------------------------------------------------
                               (CUSIP Number)

                                  July 1993
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

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CUSIP No.129905 10 5
-------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Theodore G. Crocker
-------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)
-------------------------------------------------------------------------------
  3.   SEC Use Only
-------------------------------------------------------------------------------
  4.   Citizenship or Place of Organization    United States
-------------------------------------------------------------------------------
 Number of          5.  Sole Voting Power    1,306,415*
 Shares Bene-    --------------------------------------------------------------
 ficially Owned     6.  Shared Voting Power
 by Each         --------------------------------------------------------------
 Reporting          7.  Sole Dispositive Power   1,306,415*
 Person With:    --------------------------------------------------------------
                    8.  Shared Dispositive Power
-------------------------------------------------------------------------------
  9.   Aggregate Amount Beneficially Owned by Each Reporting Person  1,306,415*
-------------------------------------------------------------------------------
  10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
-------------------------------------------------------------------------------
  11.  Percent of Class Represented by Amount in Row (11) 33.9%
-------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions) IN
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------

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Item 1.

     (a)  Name of Issuer

               California Culinary Acacdmy Inc

     (b)  Address of Issuer's Principal Executive Offices

               625 Polk Street, San Francisco, CA 94102
Item 2.

     (a)  Name of Person Filing

               Theodore G. Crocker

     (b)  Address of Principal Business Office or, if none, Residence

               244 Valhalla Drive
               Solvang, CA 93463

     (c)  Citizenship

               United States

     (d)  Title of Class of Securities

               Common Stock

     (e)  CUSIP Number

               129905 10 5

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment advisor in accordance with
             (S)240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with
             (S)240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with
             (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount of beneficially owed:   1,306,415*    .
                                     ------------------

     (b)  Percent of class:   33.9%  .
                           ----------

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote     1,306,415*       .
                                                        ----------------------

          (ii)  Shared power to vote or to direct the vote                    .
                                                          ____________________

          (iii) Sole power to dispose or to direct the disposition of
                      1,306,415*           .
                ---------------------------

          (iv) Shared power to dispose or to direct the disposition of
                                           .
                ---------------------------

   * Includes 40,000 shares of Common Stock issuable upon exercise of currently exercisable options.

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Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


                                                   February 12, 1999
                                        --------------------------------------
                                                          Date

                                               /s/ Theodore G. Crocker
                                        --------------------------------------
                                                        Signature

                                                  Theodore G. Crocker
                                        -------------------------------------
                                                       Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)